                                                                     EXHIBIT 2.1


                       DEFINITIVE ASSET PURCHASE AGREEMENT


        THIS DEFINITIVE ASSET PURCHASE AGREEMENT (the "Agreement") is made and entered into on the _____ day of ___________, 2004, by and between Atkins Production, Inc., a Louisiana corporation, and Monty Wayne Atkins and Margaret
A. McCartney Atkins (together "Sellers"), and NGS Sub. Corp., a foreign corporation domiciled in the State of Delaware, ("Buyer").

        Sellers are the owners of oil, gas and mineral interests and wells; equipment; and improvements located in the Tullos Urania Field, LaSalle Parish, Louisiana (the "Facility"). Sellers desire to sell to Buyer, and Buyer desires to purchase from Sellers, all property and assets of Sellers situated at the Facility.

        Accordingly, in consideration of the foregoing and of the mutual promises, covenants, and subject to the terms and conditions set forth below, the parties agree as follows:

        SECTION 1. ASSETS TO BE CONVEYED. On the Closing Date (as defined in
Section 9.1), Sellers shall sell, assign, transfer and deliver to Buyer, or its designee, and Buyer or its designee shall purchase from Sellers, all of Sellers' right, title and interest in and to the following (collectively, the "Assets"):

        1.1 Leases. The interests in the oil, gas and mineral leases, leasehold interests, operating interests, servitudes, working interests, royalty interests, overriding royalty interests, operating rights and/or mineral rights in oil, natural gas, petroleum, hydrocarbons, and other minerals as described in EXHIBIT "A" attached hereto and made a part hereof as to all depths (the "MINERAL INTERESTS"). Said Mineral Interests include all oil, gas and mineral interests owned by Sellers in the Facility except as provided in paragraph 1.10 below.

        1.2 Wells. Subject to the provisions of subparts 1.2.1 and 1.2.2, below, all oil and gas wells described on EXHIBITS "B-1" , "B-2" and "B-3" attached hereto and made a part hereof (the "WELLS"). Sellers hereby warrant that they are conveying to Buyer at not less than the net revenue interest set out for each well on EXHIBITS "B-1", "B-2" and "B-3".

               1.2.1 The records of the Louisiana Office of Conservation reflect breaks in production from the Wells described on EXHIBIT "B-2" which would result in the expiration of the leases on which said Wells were drilled in the absence of any other production or development activity on those Leases or on any units of which said leased lands formed a part. Sellers represent and warrant to Buyer that those Wells described on EXHIBIT "B-2" or other lease and/or unit wells have produced in sufficient quantities and with sufficient regularity to maintain the Leases in force and effect in accordance with their terms insofar as Sellers' right to produce the Wells described on EXHIBIT "B-2" and retain said production. Sellers covenant and



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        agree that, prior to closing, at their sole cost they will furnish to
        Buyer information satisfactory to Buyer, in its sole and uncontrolled discretion, establishing the maintenance of the Leases to the extent necessary to entitle the owner of Sellers' net reserve interest in the Wells described on EXHIBIT "B-2" to retain the oil and gas produced from said Wells (the "Lease Maintenance Information"). As to each Well described on EXHIBIT "B-2" for which Sellers are unable to provide Buyer with satisfactory Lease Maintenance Information, Buyer may, in its sole discretion a) waive any objection to the validity of Sellers' net reserve interest and purchase the Sellers' interest in the well; or b) exclude the well from the sale, in which case the purchase price as set out in paragraph 3.1 shall be reduced pro rata.

               1.2.2 The records of the Louisiana Office of Conservation indicate that those Wells listed on EXHIBIT "B-3" are not producing, are not in compliance with state regulations, or do not have valid leases. Prior to closing, Sellers shall plug and abandon certain of the wells as described on EXHIBIT "B-3" assist Buyer in curing title to each of the remaining Wells by, in Buyer's sole and uncontrolled discretion, obtaining a valid new lease or top lease from the record mineral owner on such terms and conditions as Buyer in its sole and uncontrolled discretion deems appropriate and/or restoring production from the subject well and/or obtaining a statement of compliance from the Louisiana Office of Conservation. As to each well on EXHIBIT "B-3" for which title is not satisfactorily cured for Buyer, Buyer may, in its sole and uncontrolled discretion, a) waive any objection to the title to the well and purchase Sellers' interest in accordance with the terms of this agreement; or b) exclude the well from the sale, in which case the purchase price as set out in paragraph 3.1 shall be reduced pro rata.

               1.2.3 In the event that Buyer is not furnished with satisfactory Lease Maintenance Information and/or title is not satisfactorily cured on thirty (30) or more of the Wells set out on EXHIBITS "B-2" and "B-3" prior to Closing, Buyer may, in its sole and uncontrolled discretion, give Sellers written notice of the termination of this agreement in which event the parties shall have no obligations one to the other and this Agreement shall terminate.

        1.3 Real Property. All real property/immovables owned, used or held for use in the Facility (the "REAL PROPERTY), including, but not limited to, that tract of land described on EXHIBIT "C" attached hereto and made a part hereof, all rights-of-way described on EXHIBIT "D" attached hereto and made a part hereof, and all surface leases, all easements and all servitudes described on EXHIBIT "E" attached hereto and made a part hereof.

        1.4 Personal Property. All tangible personal property, accessories, fixtures, appurtenances, and equipment located on, used in connection with or attached to the Mineral Interests and Wells described in Paragraphs 1 and 2 above and having to do with production of oil, gas or other minerals in the Tullos Urania Field, including, but not limited to, fixtures, tanks, jacks, pumps, equipment, pipe, tubing, equipment in repair, pipelines, attached gathering systems, (whether on location or off site in storage or in repair)




                                  Page 2 of 18
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depending upon or used in connection with the Mineral Interests and Wells described in Paragraphs 1 and 2 above described on EXHIBIT "F" attached hereto and made a part hereof (the "EQUIPMENT"); all oil, gas, casinghead gas, condensate, distillate, liquid hydrocarbons, gaseous hydrocarbons, products refined and manufactured therefrom, other minerals, and the accounts and proceeds from the sale of all of the foregoing; (the "HYDROCARBONS") (the "SEVERED HYDROCARBONS"); all contracts and agreements that benefit or burden the Leasehold Interests and production therefrom described in the foregoing paragraph and located in or having to do with the Tullos Urania Field, including, but not limited to, operating agreements, unitization agreements, pooling agreements, declarations of pooling or unitization, farmout agreements, rights-of-way, easements, surface agreements, assignments, and oil, gas, liquids, condensate, casinghead gas and gas sales, purchase, exchange, gathering, transportation and processing contracts (the "CONTRACTS"); and the pipelines and all equipment associated therewith (collectively the "PERSONAL PROPERTY").

        1.5 Miscellaneous Interests. All permits, licenses, escrow accounts, presently valid pooling, unitization and communitization agreements and all other contracts relating to the Facility including, but not by way of limitation, those matters described on EXHIBIT "G" attached hereto and made a part hereof.

        1.6 Any causes of action against others that are assignable and not specifically dealt with herein, but that are attributable to the rights and properties described in Paragraphs 1.1, 1.2, 1.3, 1.4 and 1.5, above.

        1.7 All records, files, engineering data, accounting records, production records, geologic and geophysical data (including all licenses and ownership rights, tapes, interpretations, and maps), well files and all other documentary information owned and maintained by Sellers pertaining to the Assets, and any other documents pertaining to or in any way dealing with the Leases, Wells, Equipment, Hydrocarbons, Severed Hydrocarbons, Surface Leases, Contracts and Gathering System as described hereinabove.

        1.8 It is understood that Sellers shall continue to operate Atkins Production, Inc. and/or Atkins Well Service as contract operators and well service providers in the Tullos Urania Field and, as such, shall retain and own trucks, vehicles, workover equipment, spare parts, pipe, tubing, pumps, jacks, downhole equipment and other miscellaneous equipment normal to that operation and not included in the Personal Property (for example, a pump or jack removed from a shut-in well included in the Leasehold Interests shall be included in the Personal Property, whereas a pump or jack in inventory of Atkins Production, Inc. or Atkins Well Service for general use of its customers shall not be included in the Personal Property). It is the intention of this Agreement that Buyer shall acquire all accessories, fixtures, equipment and appurtenances to any and all Assets, but shall not acquire any spare parts, pipe, tubing, pumps, jacks, downhole equipment and other personal property not derived from the Assets and used in the business of Atkins Production, Inc. or Atkins Well Service in their contract operations business.



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        1.9 It is Sellers' intent to convey to Buyer all of Sellers' interest of every nature and kind as to all depths in and to the Assets whether or not same are described with particularity in this Agreement. Sellers will execute such additional documents as Buyer may reasonably require to confirm title in Buyer to all Assets.

        1.10 It is acknowledged that there is a pending dispute between Sellers and the State of Louisiana regarding expropriation of all or a portion of the Urania LBR B lease and the wells located thereon, a dispute that is expected to result in litigation in the 28th Judicial District Court for the Parish of LaSalle, State of Louisiana. It is agreed that Sellers will retain title in and to said lease and wells located thereon to fully and completely prosecute that action. Upon termination of said lawsuit Sellers will convey to Buyer all of Sellers' interest in said lease and wells, together with one-third (1/3) of the net compensation received therein after payment of related direct costs of litigation including attorney's fees.

        1.11 Sellers shall convey to Buyer all of Sellers' interest in and to the tangible personal property, accessories, fixtures, appurtenances and equipment located on, used in connection with or attached to those wells described on EXHIBIT "H" attached hereto and made a part hereof, including but not limited to, fixtures, tanks, jacks, pumps, equipment, pipe, tubing, equipment in repair, pipelines, and attached gathering systems depending upon or used in connection with the wells described on EXHIBIT "H". The price and consideration for this conveyance is Buyer's agreement to plug the wells described on EXHIBIT "H" at Buyer's sole cost and expense; provided, the obligation of Buyer to plug each of the wells shall be contingent on Buyer's ability, without objection or opposition from the landowner, mineral owner, or any other third party with an alleged interest therein, to salvage and remove the tangible personal property associated with each such wells as described hereinabove.

        SECTION 2. ASSUMPTION OF LIABILITIES. Buyer shall assume any and all obligations of Sellers under the Leases and Contracts being acquired herein and which are specifically and individually described on Exhibits "A" through "F" attached hereto and made a part hereof, but Sellers shall remain obligated for the liability, cost of defense, and other expenses related to any breach of said obligations or violations of any laws, rules or regulations of any governmental entity which occur or relate to periods occurring (i) prior to closing or (ii) post-closing but prior to Buyer's being advised in writing of the existence of any leases and contracts which are not, but should have been, specifically and individually described on Exhibits "A" through "F" attached hereto and made a part hereof and Sellers shall, indemnify, defend and hold Buyer harmless from any claims or losses incurred by Buyer as a result thereof, including reasonable attorney's fees, reasonable costs of investigation and other reasonable costs incurred by Buyer in litigating same.

        SECTION 3. PURCHASE.

        3.1 Price and Allocation. The total purchase price for the Assets is SEVEN HUNDRED TWENTY-FIVE THOUSAND AND NO/100 ($725,000.00) DOLLARS (the "PURCHASE PRICE") payable at closing. Within ninety (90) days following the Closing, Buyer



                                  Page 4 of 18
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and Sellers shall mutually agree upon an allocation of the Purchase Price among the Assets, and each party shall prepare and file with their respective income tax returns for the tax year in which the Closing occurs, IRS Form 8594 allocating the Purchase Price (including any adjustments pursuant to Section 4 or elsewhere in this Agreement) in accordance with Section 1060 of the Internal Revenue Code of 1986, as amended and in accordance with the Asset Allocation. Notwithstanding anything to the contrary in this Agreement, this Section 3 shall survive the Closing without limitation.

        3.2 Operation. Sellers agree to provide temporary contract field operations of, and ongoing well services for, the Assets subsequent to the Closing date until such time as Buyer can enter into an acceptable contract with an operator. The terms and conditions upon which Sellers shall provide temporary operations of and well services for the Assets shall be mutually agreed between the parties in accordance with standard industry and local practices and shall be reduced to writing and signed by both Sellers and Buyer or Buyer's designee.

        SECTION 4. INSPECTION

        4.1 Inspection Period. At the sole expense of Buyer, Buyer shall have until the Closing Date, hereinafter referred to as the "INSPECTION PERIOD" to inspect the Facility in an effort to determine the acceptability of the title and condition of the Assets as well as other due diligence deemed necessary by Buyer in Buyer's sole discretion. If Buyer is not satisfied with the results of such inspections, in Buyer's sole discretion, then Buyer reserves the right to unilaterally cancel this Agreement during the Inspection Period by providing Sellers with written notice of such cancellation before the expiration of the Inspection Period. In the event that Buyer is not satisfied with the title or the condition of the Assets, Sellers and Buyer may agree (a) to extend the Inspection Period to a mutually acceptable date, or, as to those Mineral Interests the title to which Buyer finds unacceptable, those Mineral Interests may, in Buyer's sole and uncontrolled discretion, be excluded from the transaction and the purchase price reduced pro rata, or (b) Buyer may, in its sole discretion (i) accept the Assets and Sellers' title subject to the objections, or (ii) terminate this Agreement in which event Buyer and Sellers shall have no further obligations to each other under this Agreement.

        SECTION 5. REPRESENTATIONS AND WARRANTIES OF SELLERS. Sellers, jointly and severally, make the following representations and warranties, all of which have been relied upon by Buyer in entering into this Agreement, all of which are true and correct as of the date hereof, and, except as otherwise provided, all of which shall be true and correct at the Closing Date.

        5.1 Organization. Atkins Production, Inc. is a corporation duly organized, validly existing, and in good standing under the laws of the State of Louisiana, and has full power and authority to enter into and perform this Agreement.

        5.2 Authorization; Binding Agreement. The execution and delivery of this Agreement by Sellers has been duly authorized by Atkins Production, Inc.'s Board of



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Directors, and, if necessary, its shareholders, and this Agreement constitutes a valid and binding agreement of Atkins Production, Inc., enforceable in accordance with its terms. At closing the execution and delivery of the Warranty Deed and any other documents requiring Atkins Production, Inc.'s signature will have been duly authorized by all necessary corporate and shareholder action and shall constitute the legal, valid and binding obligations of Atkins Production, Inc.

        5.3 No Breach. The execution, delivery and performance of this Agreement by Sellers will not result in the breach of, or constitute a default under, the provisions of any agreement or other instrument to which Sellers are parties or by which they or their property is bound or affected including any of the Assets being transferred hereunder.

        5.4 Title to Assets. Sellers shall convey to Buyer at Closing Date, by Warranty Deed, title to the Assets, in each case free and clear of all liens, security interests, mortgages, deeds of trust, pledges, judgments, leases, rights of refusal or other encumbrances whatever ("LIENS").

        5.5 Litigation and Governmental Regulation. There is no judgment outstanding and no litigation, proceeding, claim or investigation of any nature pending or threatened against Sellers or the Assets that might adversely affect the conveyance of the Facility or materially impair the value of the Assets. Sellers are not parties to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental or regulatory official, body or authority that could adversely affect the Facility or any of the Assets.

        5.6 Payment of Taxes. Sellers have duly and timely filed all returns for personal property, severance, ad valorem and other taxes and charges due as of the Effective Date of this Agreement and have paid all applicable taxes and charges. All severance, ad valorem, and other taxes and charges based on production attributable to the Assets shall be the obligation of the party entitled to the production on which such tax or charge is based. All other taxes against the Assets shall be prorated between Sellers and Buyer as of the Effective Date in accordance with generally accepted accounting practices.

        5.7 Insolvency Proceedings. No insolvency proceedings of any character, affecting Sellers or the Assets are pending or threatened. Sellers have not made an assignment for the benefit of creditors or taken any action with a view to or that would constitute a valid basis for the institution of any such insolvency proceedings or which transfer would constitute a fraudulent conveyance or preference.

        5.8 Compliance with Law. Sellers have complied with each, and are not in violation of any, law, rule or regulation, and has not failed to obtain or to adhere to the requirements of any license, permit or authorization necessary to the ownership of the Assets and Facility or to the utilization of same in the ordinary course of business, which noncompliance, violation or failure to obtain or adhere might reasonably be expected to have a material adverse effect on any of the Assets or the Facility, including the timely and proper preparation and filing of all state, local and federal reports.



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        5.9 Validity of Contemplated Transactions; etc. (a) The execution, delivery and performance of this Agreement and the Warranty Deed by Sellers will not contravene or violate (i) any law, rule or regulation to which Sellers are subject, (ii) any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental or regulatory official, body or authority which is applicable to Sellers, or (iii) the Articles of Incorporation, or By-laws of Atkins Production, Inc.

        (b) Such execution, delivery or performance will not violate, be in conflict with or result in the breach (with or without giving notice or lapse of time, or both) of any term, condition, or provision of, or require the consent of any other party to any indenture, agreement, contract, commitment, lease, plan, license, permit, authorization or other instrument or document to which Sellers are parties, by which the Sellers have rights or by which any of the Assets or Facility may be bound or affected, other than those consents obtained prior to the Closing, or give any party with rights thereunder the right to terminate, modify, accelerate or otherwise change the existing rights or obligations of Sellers.

        5.10 No Third Party Options. There are no existing agreements, options, commitments, Liens or rights with, to or in any person to acquire any of the Assets or Facility.

        5.11 Conditions Affecting Assets. There are no conditions existing with respect to Sellers' markets, products, clients, customers, facilities, personnel or suppliers which could reasonably be expected to have a material adverse effect on the Assets and Facilities other than conditions that may affect the industry in which Sellers operate as a whole.

        5.12 Environmental Matters.

        (a) Definitions. For the purposes of this Section 5.12, the following terms shall have the meanings indicated:

               (i) "ENVIRONMENT" shall mean soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins, and wetlands), groundwater, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life, and any other environmental medium or natural resource.

               (ii) "ENVIRONMENTAL, HEALTH, AND SAFETY LIABILITIES" shall mean any cost, damages, expense, liability, obligation, or other responsibility arising from or under Environmental Law or Occupational Safety and Health Law and consisting of or relating to:

               (A) any environmental, health, or safety matters or conditions (including on-site or off-site contamination, occupational safety and health, and regulation of chemical substances or products);

               (B) fines, penalties, judgments, awards, settlements, legal or




                                  Page 7 of 18
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administrative proceedings, damages, losses, claims, demands and response, investigative, remedial, or inspection costs and expenses arising under Environmental Law or Occupational Safety and Health Law;

               (C) financial responsibility under Environmental Law or Occupational Safety and Health Law for cleanup costs or corrective action, including any investigation, cleanup, removal, containment, or other remediation or response actions required by applicable Environmental Law or Occupational Safety and Health Law (whether or not such cleanup has been required or requested by any governmental body or any other person or entity) and for any natural resource damages; or

               (D) any other compliance, corrective, investigative, or remedial measures required under Environmental Law or Occupational Safety and Health Law.

        The terms "removal," "remedial," and "response action," include the types of activities covered by the United States Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Section 9601 et seq., as amended ("CERCLA").

        (iii) "Environmental Law" shall mean the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801 et seq., the Resource Conservation and Recovery Act ("RCRA"), 42 U.S.C.Section 6901 et seq., the Clean Water Act, 33 U.S.C.Section 1251 et, the Clean Air Act, 42 U.S.C.Section 7401 et seq., the Toxic Substances Control Act, 15 U.S.C.Section 2601 et seq., the Oil Pollution Act of 1990, 33 U.S.C.Section 2701 et seq., the Occupational Safety and Health Act, 29 U.S.C.Section 651 et seq, the Universal Waste Rule (40 CFR Part 273) and all other legal requirements that relate --- to:

               (A) advising appropriate authorities, employees, and the public of intended or actual releases of pollutants or hazardous substances or materials, violations of discharge limits, or other prohibitions and of the commencements of activities, such as resource extraction or construction, that could have significant impact on the environment;

               (B) preventing or reducing to acceptable levels the release of pollutants or hazardous substances or materials into the environment;

               (C) reducing the quantities, preventing the release, or minimizing the hazardous characteristics of wastes that are generated;

               (D) assuring that products are designed, formulated, packaged, and used so that they do not present unreasonable risks to human health or the environment when used or disposed of;

               (E) protecting resources, species, or ecological amenities;

               (F) reducing to acceptable levels the risks inherent in the transportation of hazardous substances, pollutants, oil, or other potentially harmful substances;




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               (G) cleaning up pollutants that have been released, preventing the threat of release, or paying the costs of such clean up or prevention; or

               (H) making responsible parties pay private parties, or groups of them, for damages done to their health or the environment, or permitting self-appointed representatives of the public interest to recover for injuries done to public assets.

               (iv) "Hazardous Materials" shall mean any waste or other substance that is listed, defined, designated, or classified as, or otherwise determined to be, hazardous, corrosive, ignitable, radioactive, or toxic or a pollutant or a contaminant under or pursuant to any Environmental Law, including any admixture or solution thereof, and specifically including, but in no way limited to, petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials.

               (v) "Occupational Safety and Health Law" shall mean any legal requirement designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards.

        (b) Environmental Compliance.

               (i) With the exception of those matters set out on EXHIBIT "I" attached hereto and made a part hereof, insofar as the Mineral Interests, Wells and Facility in general, Sellers are not now and will not be at Closing in violation of any Environmental Law.

               (ii) Sellers have no basis to expect, nor have Sellers, or, any other person or entity for whose conduct they are or may be held responsible, received any citation, directive, inquiry, notice, order, summons, warning, or other communication that relates to any alleged, actual, or potential violation or failure to comply with any Environmental Law, or of any alleged, actual, or potential obligation to undertake or bear the cost of any Environmental, Health, and Safety Liabilities with respect to any of the Assets of Facility.

               (iii) Except for normal use of the Assets and Facility and normal operations in conformance with customary industry standards and not in violation of any Environmental Law, there are no Hazardous Materials present on or in the Assets or the Facility, including any Hazardous Materials contained in barrels, above or underground storage tanks, landfills, land deposits, land, water, dumps, equipment (whether moveable or fixed) or other containers, either temporary or permanent or incorporated into any structure therein or thereon, except for minerals that are naturally present in their original geological formation.

               (iv) Sellers have delivered to Buyer true and complete copies and results of any reports, studies, analyses, tests, or monitoring possessed or initiated by Sellers pertaining to Hazardous Materials in, on, or under the Facilities and the Assets, or concerning compliance by Sellers or any other person or entity for whose conduct they are

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or may be held responsible, with Environmental Laws.

        5.13 Quality of Assets. The Assets were acquired and have been maintained in accordance with regular business practices of Sellers. The Assets are substantially all of the inventory, equipment, mineral interests, wells, contracts and real property used by Sellers in conducting their business in the Facility during the twelve-month period immediately preceding the Closing contemplated by this Agreement.

        5.14 Completeness of Disclosure. No representation or warranty made in this agreement by or on behalf of Sellers and in any list, certificate, Exhibit, Schedule or other instrument, document, agreement or writing made a part hereof or delivered hereunder or in connection with the transactions contemplated hereby contains or will contain any untrue statement of a material fact or omits or will omit to state any fact necessary to make any statement herein or therein not materially misleading.

        SECTION 6. REPRESENTATIONS AND WARRANTIES OF BUYER. Buyer makes the following representations and warranties, all of which have been relied upon by Sellers in entering into this Agreement, all of which are true and correct as of the date hereof, and, except as otherwise provided, all of which shall be true and correct as of the Effective Date and the Closing Date.

        6.1 Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, is qualified to do business in and is in good standing under the laws of the State of Louisiana, and has full power and authority to enter into and perform this Agreement.

        6.2 Authorization. The Board of Directors of Buyer has duly authorized the execution and delivery of this Agreement and this Agreement constitutes a valid and binding agreement of Buyer, enforceable in accordance with its terms.

        6.3 No Breach. The execution, delivery and performance of this Agreement by Buyer will not result in the breach of, or constitute default under, the provisions of any agreement or other instrument to which Buyer is a party or by which Buyer is bound.

        6.4 Litigation. There is no action, suit, investigation or other proceedings pending or threatened which may adversely affect Buyer's ability to perform this Agreement in accordance with its terms, and Buyer is not aware of any facts which could reasonably result in any such proceeding.

        6.5 Employees. Buyer reserves the right to interview any employees currently working at the Facility for the purposes of continued employment with Buyer. If an offer of employment is tendered and accepted, Buyer assumes no prior obligation regarding said employees, including but not limited to employment contracts, accrued and unpaid leave, workman compensation claims, or any claims regarding employment benefits.

        SECTION 7. PRE-CLOSING OBLIGATIONS. The parties covenant and agree as

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follows with respect to the period prior to the Closing Date:

        7.1 Confidentiality. Each party agrees that any and all information learned or obtained by it from the other shall be confidential and agrees not to disclose any such information to any person other than such party's attorneys, agents, representatives, lenders, or existing or potential investors who have executed a Confidentiality Agreement materially in the same form and term as to that between the parties hereto, as is necessary for the purpose of effecting the transactions contemplated by this Agreement. This Confidentiality Provision shall remain in force and be binding on all parties for a period of two years after the Closing Date.

        7.2 Access. Prior to the Closing Date, Sellers shall give Buyer or representatives of Buyer reasonable access to the Facility for purposes of inspection, appraisal, testing, surveying, and other activities that may be necessary in the course of the Inspection Period. The Buyer shall be given, or has been given, sufficient time to perform a Due Diligence Examination on the Facility, including, but not limited to, a thorough inventory of the land, buildings, and equipment to be purchased; verification of historical production, revenues, operating expenses and historical capital expenditures; satisfactory completion of a third party Phase I Environmental audit; and verification of current production, flowing pressures, remaining reserves, product prices, gathering and processing agreements and costs and applicable product sales agreements. Buyer hereby agrees to indemnify and hold Sellers harmless from any loss, claim or liability arising out of or related to Buyer performing its Due Diligence Examination at the Facility or activities associated therewith.

        7.3 Additional Covenant. Buyer and Sellers shall take all commercially reasonable efforts to cause the consummation of the transaction contemplated by this Agreement and shall not take any action that is inconsistent with their obligations under this Agreement in any material respect.

        SECTION 8. CONDITIONS PRECEDENT.

        8.1 Conditions to Buyer's Obligation. The obligation of Buyer to consummate the transaction contemplated by this Agreement is subject to the satisfaction of each of the following conditions (unless otherwise waived by Buyer):

               8.1.1 Representations and Warranties. The representations and warranties of Sellers shall be true, complete, and correct in all material respects as of the Closing Date with the same force and effect as if then made.

               8.1.2 Compliance with Conditions. All of the terms, conditions and covenants to be complied with or performed by Sellers on or before the Closing Date shall have been duly complied with and performed in all material respects.

               8.1.3 Title to Assets. On the Closing Date, the Assets will be delivered to Buyer free and clear of all Liens.

               8.1.4 Closing Documents. Sellers shall deliver to Buyer all of the closing documents specified in Section 9.2.1, all of which documents shall be dated as of the Closing Date, duly executed, and in a form reasonably acceptable to Buyer.

        8.2 Conditions to Sellers' Obligation. The obligation of Sellers to consummate the transaction contemplated by this Agreement is subject to satisfaction of each of the following conditions (unless otherwise waived by Sellers):

               8.2.1 Representations and Warranties. The representations and warranties of Buyer to Sellers shall be true, complete and correct in all material respects as of the Closing Date with the same force and effect as if then made.

               8.2.2 Compliance with Conditions. All of the terms, conditions and covenants to be complied with or performed by Buyer on or before the Closing Date shall have been duly complied with and performed in all material respects.

               8.2.3 Payment. Buyer shall pay Sellers the Purchase Price as provided in Section 3 of this Agreement.

               8.2.4 Closing Documents. Buyer shall deliver to Sellers all the closing documents specified in Section 9.2.2, all of which documents shall be dated as of the Closing Date, as applicable, duly executed, and in a form reasonably satisfactory to Sellers.

        SECTION 9. CLOSING. With regard to all dates and time periods set forth or referred to in this Agreement, it is understood and agreed that time is of the essence.

        9.1 Closing Date. The Closing shall occur as soon as commercially possible, but no later than August 15, 2004. However, it shall have an effective date of July 1, 2004, at 12:01 a.m. (the "Effective Date"). The Closing shall occur at a place and time mutually agreed upon by the parties.

        9.2 Performance at Closing. The following documents shall be executed and delivered at Closing:

               9.2.1 By Sellers. Sellers shall deliver to Buyer (i) Warranty Deed conveying to Buyer title to the Assets with full warranty and with full substitution and subrogation to any and all rights of warranty against Sellers' predecessors in title; (ii) certificate of good standing of Atkins Production, Inc., issued as of a recent date by Secretary of State of the State of Louisiana; (iii) an officer's certificate attesting to Atkins Production, Inc.'s compliance with the matters set forth in Sections 8.1 and certifying the resolutions of Sellers' board of directors and shareholders (if applicable) authorizing the execution and delivery of this Agreement and the transactions contemplated hereby; (iv) a certificate of non-foreign status on Atkins Production Company Inc.; and (v) originals or copies, as applicable of all documents and records which Sellers are obligated to provide Buyer under the terms of this Agreement.

               9.2.2 By Buyer. Buyer shall deliver to Sellers (i) a copy of the articles of incorporation of Buyer, certified as of a recent date by the Secretary of State of the state of Buyer's formation; (ii) certificate of good standing of Buyer, issued as of a recent date by the Secretary of State of the State of Texas; (iii) certificate of good standing of Buyer, issued as of a recent date, by the Secretary of State of the State of Louisiana showing Buyer is authorized to do business in the State of Louisiana; (iv) certificates of Buyer which show Buyer is qualified to own and operate the assets being conveyed herein, issued as of a recent date by the Louisiana Department of Conservation and any and all other Louisiana governmental agencies which may require said qualification; (v) an officer's certificate attesting to Buyer's compliance with the matters set forth in Sections 8.2.1 and 8.2.2, and certifying the resolutions of the board of directors of Buyer authorizing the execution and delivery of this Agreement and the transactions contemplated hereby, and (vi) the Purchase Price.

               9.2.3 Other Documents and Acts. The parties will also execute such other documents, and perform such other acts, before and after Closing, as may be necessary for the complete implementation and consummation of this Agreement, including the execution by Sellers of any documents reasonably required by any purchaser of production to effectuate payment of proceeds attributable to production from the Facility to Buyer.

        SECTION 10. POST-CLOSING OBLIGATIONS. The parties covenant and agree as follows with respect to the period subsequent to Closing:

        10.1 Indemnification. Sellers, jointly and severally, undertake and agree to indemnify and hold Buyer harmless against any and all losses, costs, liabilities, claims, obligations, assessments, damages, fines and expenses, including reasonable attorney's fees and investigation costs (together, "Claims"), incurred or suffered by Buyer arising from (i) the ownership and operation of the Facility or ownership of the Assets during Sellers' period of ownership prior to the Closing Date, and (ii) a breach, misrepresentation, or other violation of any of Sellers' covenants, warranties or representations contained in this Agreement specifically, but not limited to Sections 5.2, 5.3, 5.4, 5.5, 5.6, 5.7, 5.8, 5.9, 5.10, 5.11, 5.12, 5.13, 5.14, and 10.2. Buyer
undertakes and agrees to indemnify and hold Sellers harmless against any and all Claims incurred or suffered by Sellers arising from (a) the ownership and operation of the Facility or ownership of the Assets after the Closing Date; (b) a breach, misrepresentation, or other violation of any of Buyer's covenants, warranties and representations contained in this Agreement specifically, but not limited to, Sections 6.2 and 6.4. The foregoing indemnities are intended by Sellers and Buyer, respectively, to cover all acts, suits, proceedings, claims, demands, assessments, adjustments, costs, and expenses with respect to any and all of the specific matters in these indemnities, respectively, set forth and shall be without limitation as to amount.

        10.2 Agreement Not to Compete. Neither Seller shall acquire any interest in any of the property intended to be included in the Assets, including, but not by way of limitation, by mineral deed, mineral lease, assignment, farmout, operating agreement or servitude, whether directly or through subsidiaries or parties interposed, so long as Buyer claims any ownership in or right to said Assets.

        10.3 Agreement by Seller to Remediate Certain Areas. Seller shall, within thirty (30) days after the Closing Date, complete the remediation to full compliance with state regulations of the sites listed on EXHIBIT "I", as generally described on such Exhibit.

        10.4 Change of Operator. With sixty (60) days of the Closing Date Buyer shall make all necessary filings with the Louisiana Office of Conservation to change the operator on all wells acquired by Buyer to Buyer or Buyer's designated contract operator.

        SECTION 11. GENERAL PROVISIONS.

        11.1 Risk of Loss. The risk of loss or damage to the Assets shall be upon Sellers at all times prior to Closing and Sellers shall keep all of the Assets fully insured through the date of Closing in accordance with Sellers' usual business practice during the twelve (12) months preceding the Closing Date. In the event of loss or damage, Sellers shall promptly notify Buyer thereof and may, at their option, attempt to repair, replace or restore the lost or damaged property to its former condition. If such repair, replacement, or restoration has not been completed prior to the scheduled Closing Date, Buyer may terminate this Agreement or, in Buyer's sole and uncontrolled discretion, accept assignment of all insurance proceeds attributable to the loss and proceed with Closing in accordance with the terms and provisions of this Agreement.

        11.2 Expenses; Legal Fees. Except as otherwise provided herein, all expenses involved in the preparation and consummation of this Agreement shall be borne by the party incurring the same whether or not the transaction contemplated herein is consummated. If legal action is necessary to enforce any of the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees and costs incurred thereby.

        11.3 Survival of Representations and Warranties. The several representations, warranties, and covenants of the parties contained herein shall survive for a period of four (4) years from the Closing Date.

        11.4 Exclusive Dealings. For so long as this Agreement remains in effect, neither Sellers nor any person acting on Sellers' behalf shall, directly or indirectly, solicit or initiate any offer or negotiations with any person concerning the acquisition of the Facility and Assets by any party other than Buyer.

        11.5 Brokerage. Any commission or broker's or finder's fee due any broker or agent shall be paid by the party who retained said broker or agent in connection with the transaction contemplated by this Agreement and the party incurring such fee shall indemnify and hold harmless the other party from any such fee.

        11.6 Control. In the event a conflict occurs between the provisions of this Agreement and the provisions of the Act of Sale and Assignment to be executed in connection with this transaction, the terms and provisions of the Act of Sale and Assignment shall control except in case of a conflict with respect to Sellers' representations and warranties to Buyer in this Agreement, which, in such event, shall be governed by the representations and warranties contained in this Agreement.

        11.7 Notices. All notices and other communications pertaining to this Agreement shall be in writing and shall be deemed duly given when delivered personally (which shall include delivery by facsimile that issues a receipt or other confirmation of delivery) to the party for whom such communication is intended, or three (3) business days after the date mailed by certified mail, return receipt requested, postage prepaid, addressed as follows:

        If to Sellers, to:                           With a mandatory copy to:

        Atkins Production, Inc.                      Donald R. Wilson
        1315 Hebert Street                           Gaharan & Wilson
        Tullos, Louisiana 71479                      P. O. Box 1346
                                                     Jena, Louisiana 71342-1346
                                                     Facsimile: 318-992-5110

        If to Buyer, to:                             With a mandatory copy to:

        Natural Gas Systems, Inc.                    Walter C. Dunn
        Two Memorial City Plaza                      The Boles Law Firm
        820 Gessner, Suite 1340                      P. O. Box 2065
        Houston, TX 77024                            Monroe, LA 71207-2065
        Attn: Robert S. Herlin                       Facsimile:  318-361-3371
        Facsimile:  713-935-0199

Either party may change its address for notices by written notice to the other.

        11.8 Waiver. Unless otherwise specifically agreed in writing to the contrary: (i) the failure of either party at any time to require performance by the other of any provision of this Agreement shall not affect such party's right thereafter to enforce the same; (ii) no waiver by either party of any default by the other shall be taken or held to be a waiver by such party of any other preceding or subsequent default; and (iii) no extension of time granted by either party for the performance of any obligation or act by the other party shall be deemed to be an extension of time for the performance of any other obligation or act hereunder.

        11.9 Miscellaneous. This Agreement and the agreements referenced herein supersede and terminate any prior agreements between the parties and contain all of the terms agreed upon with respect to the subject matter hereof. This Agreement may not be altered or amended except by an instrument in writing signed by Sellers and Buyer. This

Agreement may be signed in any number of counterparts with the same effect as if the signatures on each such counterpart were on the same instrument. The headings of the paragraphs of this Agreement are for convenience only and in no way modify, interpret or construe the meaning of specific provisions of the Agreement. In case any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby. This Agreement may not be assigned without the prior written consent of Sellers and Buyer except that Buyer may designate a third party to take title to the Assets. This Agreement shall be binding upon and shall inure to the benefit of and be enforceable to the parties' successors and assigns.

        11.10 Governing Law. This Agreement shall be governed by and construed under the laws of the State of Louisiana, without regard to conflicts-of-laws principles that would require the application of any other law.

        11.11 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof, or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties to this Agreement hereby acknowledge and agree that the court making the determination of invalidity or unenforceability shall have the power (i) to reduce the scope, duration, and/or area of the term or provision, (ii) to delete specific words or phrases, or (iii) to amend and replace any invalid or unenforceable term or provision, so that the provision as amended by said court is valid and enforceable and comes as close as is legally possible to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment of said court may be appealed.

        11.12 Construction. The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to "Sections" and "Parts" refer to the corresponding Sections and Parts of this Agreement.

        11.13 Time Is Of The Essence. Both Parties understand and agree that time is of the essence and, as such, will work diligently to consummate this transaction as quickly as is reasonably possible.

        IN WITNESS WHEREOF, the parties have caused this Agreement to be executed individually or by their respective duly authorized officer as of the date first written above.

ATKINS PRODUCTION, INC.


By:
   ------------------------------------
Name: Monty Wayne Atkins

Title:   President

By:
   ------------------------------------
Name: Monty Wayne Atkins, Individually

By:
   ------------------------------------
      Margaret A. McCartney Atkins

NATURAL GAS SYSTEMS, INC.


By:
   ----------------------------------
Name: Robert S. Herlin
      -------------------------------
Title: President
       ------------------------------